Exhibit 15.1

The Board of Directors
RiT Technologies Ltd.
Tel-Aviv
Israel.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of RiT Technologies Ltd. on Form F-3 (File No. 333-118354) and in Registration Statements on form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) of our report dated March 29, 2009, with respect to the consolidated balance sheets of RiT Technologies Ltd. as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the December 31, 2008, annual report on Form 20-F of RiT Technologies Ltd.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel

March 30, 2009